Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

InfrastruX Group, Inc.:

We consent to the use of our report dated August 10, 2009, with respect to the consolidated statements of operations, members’ equity, and cash flows of Hawkeye, LLC and subsidiaries for the period from January 1, 2006 through November 2, 2006, and to the reference to our firm under the heading “Experts” in this prospectus.

/s/ KPMG LLP

Seattle, Washington

November 12, 2009